UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Santander UK plc announces pricing of cash tender offers for two series of Notes

March 22, 2021 — Santander UK plc (the “Offeror”) announces today the pricing of its previously announced offers to purchase for cash up to: (i) $293,136,000 of its outstanding $1,172,545,000 2.100% Notes due 2023; and (ii) $$378,586,000 of its outstanding $946,465,000 2.875% Notes due 2024 (collectively, the “Notes” and such offers, the “Tender Offers”, and each, a “Tender Offer”).

The Offeror is making separate Tender Offers, each on the terms and subject to the conditions set forth in the offer to purchase dated March 8, 2021 (the “Offer to Purchase”). The Offer to Purchase is available, subject to eligibility confirmation and registration, from the Tender Offers Website: https://www.lucid-is.com/santander. Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The “Total Consideration” for each $1,000 principal amount of Notes tendered and accepted for purchase pursuant to the applicable Tender Offers was determined in the manner described in the Offer to Purchase by reference to the sum of (i) the applicable Reference Yield on the Reference U.S. Treasury Security and (ii) the applicable Fixed Spread for each series of Notes, all as set out in the table below and as further described in the Offer to Purchase. The Reference Yield for each series of Notes was calculated at 10:00 a.m., New York City time, today, March 22, 2021, by the Dealer Managers.

Holders of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time and accepted for purchase by the Offeror will receive the Total Consideration, which includes an Early Tender Premium of $30 per $1,000 principal amount of such Notes, together with accrued and unpaid interest from the last interest payment date for the Notes up to, but excluding, the Early Settlement Date, which is currently anticipated to be  March 23, 2021.

The following table sets forth certain pricing information for the Tender Offers:

Title of Notes	Issuer	Securities Codes	Reference U.S. Treasury Security	Reference Yield	Fixed Spread (basis points)	Total Consideration(1)(2)	Early Tender Premium(1)(2)	Tender Offer Consideration(2)
2.100% Notes due 2023	Santander UK plc	ISIN: US80283LAY92 CUSIP: 80283LAY9	0.125% U.S. Treasury Security due February 28, 2023	0.151%	10.00	$1,033.29	$30.00	$1,003.29

2.875% Notes due 2024	Santander UK plc	ISIN: US80283LAX10 CUSIP: 80283LAX1	0.125% U.S. Treasury Security due February 15, 2024	0.306%	25.00	$1,074.27	$30.00	$1,044.27

_______________________

(1)       The Total Consideration includes the Early Tender Premium.

(2)       Per $1,000 principal amount of Notes.

The Offeror has retained J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as the Dealer Managers for the Tender Offers and Lucid Issuer Services Limited to act as the Information and Tender Agent for the Tender Offers. Questions regarding procedures for tendering Notes may be directed to Lucid Issuer Services Limited at +44 (0) 20 7704 0880 or by email at santander@lucid-is.com. Additionally, the material relating to the Tender Offers is available at https://www.lucid-is.com/santander. Questions regarding the Tender Offers may be directed to (i) J.P. Morgan Securities LLC at (within the United States) +1 212 834 4045 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free) / (outside the United States) +44 207 134 2468 or by email to liability_management_EMEA@jpmorgan.com; and (ii) Santander Investment Securities Inc. at +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free).This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Notes). No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are only being made pursuant to the Offer to Purchase. Holders are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offers.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by the Offeror, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

Offer and Distribution Restrictions

United Kingdom

The communication of this announcement is not being made, and has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000.

This announcement and the Offer to Purchase have been issued by Santander UK plc of 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom. Santander UK plc is authorised and regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority. This announcement and the Offer to Purchase is being distributed only to existing holders of the Notes, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the FCA rules. This announcement and the Offer to Purchase is not addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it. Recipients of this announcement and the Offer to Purchase should note that the Offeror is acting on its own account in relation to the Tender Offers and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Tender Offers.

In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offeror, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement, the Offer to Purchase or any of its contents.

France

The Tender Offers are not being made, directly or indirectly, to the public in France. None of the announcement, the Offer to Purchase or any other documents or offering materials relating to the Tender Offers, has been or shall be distributed to the public in France and only qualified investors (as defined in Article 2(e) of Regulation (EU) 2017/1129) are eligible to participate in the Tender Offers. This announcement has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase or any other document or materials relating to the Tender Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offers are being carried out in Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offers.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes, and tenders of Notes in the Tender Offers will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offers to be made by a licensed broker or dealer and either of the Dealer Managers or either of the Dealer Managers’ respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements that reflect the Offeror’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Offeror and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Offeror cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Offeror undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

By:	/s/ Rebecca Nind
Name:	Rebecca Nind
Title:	Authorized Signatory

Date: March 22, 2021